Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006
CEO BULLETIN
Brisbane, Australia — 23 November 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Fellow Shareholders,
This CEO Bulletin follows on from the Bulletin released on the 4th November. In the previous release I covered business development, marketing and corporate development activities. This release covers updates on the Land Warfare Conference, current contracts and product development.
Land Warfare Conference
The Land Warfare Conference, held last week at the Brisbane Convention Centre, is the most significant event on the Australian Defence Industry calendar. This year was no exception with a broad range of defence companies exhibiting together with various government and military agencies including the Defence Materiel Organisation (DMO) and the Defence Science and Technology Organisation (DSTO).
Metal Storm exhibited throughout the conference on a double booth near the centre of the exhibition hall. The weapons we exhibited included MAUL™, 3GL and the RedBack multi-barrel pod, plus the original one-million-rounds-per-minute “Bertha” machine gun, which holds a place in the Guinness Book of Records as the fastest machine gun ever created.

Metal Storm Limited
ACN 064 270 006
The conference was well attended and our booth was continuously busy. Feedback from visitors was overwhelmingly positive. Both MAUL™ and 3GL received considerable attention, with a range of potential applications for these weapons being put forward by delegates. We were also pleased with the attention given to the stand by senior military officers and politicians visiting the show.
In addition to the exhibition stand, Metal Storm had a paper accepted by the conference organisers entitled “Stacked round weapons — from the drawing board to the battlefield”, by David Pashen. On the 19th November I presented the paper at LWC. The presentation charted Metal Storm’s progress from its first patents to its current weapon systems, highlighting the close interaction with various military and law enforcement organisations in defining the characteristics of Metal Storm weapons today. The presentation is now available on the Metal Storm website.
During the show we ran a competition that gave all visitors to our stand the chance to win a place on our Metal Storm weapons testing team for a day. The winner will be able to fire the 3GL 40mm grenade launcher, as well as a range of other weapons including a .308 sniper rifle, a .357 Magnum revolver and a 9mm semi-automatic pistol. We will be announcing the winners of this competition via our website shortly.
I realise that many shareholders went out of their way to attend the conference in order to see the stand and meet the team. On behalf of the Company I would like to thank all of you that took the time to attend.
Contracts Update
US Marines Mission Payload Module — Non-Lethal Weapon System
The Mission Payload Module — Non-Lethal Weapon System (MPM-NLWS) for the US Marine Corps (MARCORSYSCOM) calls for the development of a weapon and ammunition system capable of accurately delivering a high volume of non-lethal airburst munitions to targets out to 350 metres. The weapon is to be fitted to the Marine Corps Transparent Armor Gun Shield (MCTAGS — pictured right).
The MPM-NLWS program is progressing on schedule and is entering the middle phases of the Technology Development Program. Design efforts for the demonstration unit and munitions are complete and the system components are currently in production. In early December a Platform Compatibility Demonstration will be conducted for representatives of the end user community within the US Marine Corps. This non-firing event will demonstrate the functional system mounted to a Humvee. Range and accuracy demonstrations in addition to munitions payload characterisation will take place in Q1 2011.

Metal Storm Limited
ACN 064 270 006
PNG Corrective Service MAUL
On 3rd August, 2010 the PNG Corrective Service placed a contract with Metal Storm for the delivery of 500 MAUL weapons and 50,000 rounds of non-lethal blunt impact ammunition. The contract value is $3,365,000. The contract was signed by the Minister for Corrective Services the Hon, Tony Aimo, and is subject to ratification by the PNG Government through its normal protocols. This ratification process is underway.
Since the contract award Metal Storm has been working through customer specific design enhancements and preparing test plans to suit PNG conditions. The Company has also been engaging with component manufacturers, and has commenced the application for export approvals from the US Department of State and the Australian Government.
The delivery of this contract is a joint program between the Metal Storm Limited in Australia and Metal Storm Inc. in the USA. The two companies have now received approval from the US State Department under its International Traffic in Arms Regulations (ITAR) for collaboration under a Manufacturing Licence Agreement specific to this contract.
As soon as the PNG Government completes its customary ratification process the Company will begin to place orders for component manufacturing on the scale needed to complete the deliverables.
Recent unfortunate events in PNG have served to underline the importance of the work Metal Storm is doing. In the first week of November, PNG Corrective Service officers were compelled to use lethal force during a mass prison breakout at Baisu Prison, resulting in seven fatalities among the escapees. The PNG National Newspaper quoted the Minister for Corrective Services, the Hon. Tony Aimo strongly supporting the acquisition, saying, “If I [my officers] had non-lethal weapons, these escapees would not have been killed”.
Product Update
MAUL
In addition to the specific activities for the PNG Corrective Service Contract, MSI continues to enhance the range of MAUL munitions to be made available. In addition to the non-lethal blunt impact round and lethal round, testing is currently in progress on the close-in door breaching round, plus production and cost engineering to enhance the weapon itself.
FireStorm
The FireStorm team has been heavily engaged on the MPM-NLWS project for the US Marines. This program is providing Metal Storm with the opportunity to substantially advance its multi-barrel weapons development. As a result the FireStorm family is extending beyond the current 4-barrel system to embrace an extensible range of multi-barrel systems to suit user needs.
FireStorm is capable of firing a range of munition types being demonstrated at an advanced stage including non-lethal blunt impact rounds, non-lethal frangible nose irritant blunt impact rounds, non-lethal airburst flash/bang rounds, payload rounds and STORM40 HEDP rounds.

Metal Storm Limited
ACN 064 270 006
STORM40 40mm Grenade Ammunition
Throughout 2010 internal refinement and pre-qualification tests have continued. In my CEO Bulletin of 8th June 2010 I listed all the tests that have been carried out on the STORM40 ammunition system. Since that date we have continued testing in line with resource and funding availability.
The recent contract awards for MPM and MAUL have taken resource and funding priority over STORM40 testing. However, despite this the team has completed additional testing on the high fire rate and longer-range ballistic characteristics of the STORM40 ammunition. In particular, we successfully completed a test program at ultra-high fire rates, using 6 round stacks at burst firing rates of up to 20,000 rounds per minute per barrel. The Company also completed a test program to determine the longer-range ballistic, accuracy and dispersion characteristics of STORM40 at very high fire rates. The tests were conducted at an outdoor range in Queensland, Australia. The results surpassed expectations and are well within the MIL-STD requirements for low velocity 40mm grenades.
We have now completed sufficient pre-qualification testing on STORM40 ammunition for the Company to confidently expect to pass external qualification and also meet the HE ammunition needs of our multi-barrel fully automatic grenade launchers. The Company has yet to commission the final STORM40 qualification tests, though discussions on timing and cost are underway.
3GL
During the last 2 months 3GL and STORM40 have formed the backbone of demonstrations for two, high-level foreign delegations. During these demonstrations many of the visitors took the opportunity to fire the 3GL, and in all instances the 3GL performed flawlessly, as expected. Firing the 3GL gave visitors a clear, tactile understanding of Metal Storm weapon capabilities. Business development discussions with these parties are ongoing.
Progress on 3GL has been intentionally slowed due to the resource requirements of MPM and the PNG MAUL contracts. However despite this, in the last 8 weeks we have incorporated into 3GL a new fire control system that is designed to surpass all expected safety requirements. The team has also continued to improve ergonomic and cost-of-production design characteristics.
The 3GL will be ready to commence qualification to man-fire HE ammunition as soon as the STORM40 ammunition completes its qualification process.
Dr Lee J Finniear
CEO
Metal Storm Limited

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.